UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and L&T Technology Services establish strategic collaboration to support the development of new Internet of Things applications

New Legato™ Lab supports worldwide customers bringing innovative IoT solutions to market

VANCOUVER, Canada & BANGALORE, India--(BUSINESS WIRE)--April 21, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and L&T Technology Services today announced that they have entered into a strategic collaboration to provide joint solutions to customers developing products and services for the Internet of Things (IoT).

Under the terms of the agreement, L&T Technology Services will establish a Legato™ Lab, a center of excellence designed to support customers worldwide in developing their IoT applications with the Legato embedded application platform from Sierra Wireless. The two companies will jointly market their respective products and services to customers in the automotive, transportation, and industrial markets.

“Development of the Internet of Things offers tremendous opportunities for innovation in new applications and business models across a number of vertical markets,” said Dr. Keshab Panda, Chief Executive, L&T Technology Services. “With Legato, Sierra Wireless has produced the most integrated platform on which to build IoT applications that support this innovation, and we look forward to collaborating with our joint customers to develop and deliver IoT solutions to markets worldwide.”

“For our customers, seeing the return on investment they expect from their IoT initiatives often requires considerable development work to customize and utilize the data they are collecting for new services,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “This collaboration with L&T Technology Services and the establishment of the Legato Lab gives them the specialized expertise they need and a development path to support their go-to-market plans. It’s a piece of the puzzle that we believe will prove invaluable to customers leveraging the Legato platform for their IoT applications.”

The Legato platform is an open-source embedded platform built on Linux and designed to simplify the development and scalability of IoT applications. It tightly integrates a commercial-grade Linux distribution and a rich set of IoT capabilities based on the latest open-source technologies, with an application framework and feature-rich tools. It makes IoT application development quicker and easier by providing a validated solution on an established, well-supported foundation with built-in connectivity, security, and management. For more information about the Legato platform, please visit http://www.sierrawireless.com/legato.

L&T Technology Services will showcase its services and solutions at the Sierra Wireless Innovation Summit, to be held June 17 in Paris. For more information and to register for the Innovation Summit, visit http://summit.sierrawireless.com/.

To contact the Sierra Wireless Sales Desk, call +1-877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About L&T Technology Services

L&T Technology Services is a wholly owned subsidiary of Larsen & Toubro with focus in the engineering services space, partnering with many of the Fortune 500 companies globally. It offers design and development solutions throughout the entire product development chain across various industries such as Industrial Products, Medical Devices, Transportation, Telecom and Hi-tech and Process Industry. The company also offers solutions in the areas of Mechanical engineering Services, Embedded Systems Services, Product Lifecycle Management (PLM), Engineering Analytics and Power Electronics and M2M and the Internet of Things (IoT) With a multi-disciplinary and multi-domain presence, we challenge ourselves every day to help clients achieve a sustainable competitive advantage through value-creating products, processes and services. Headquartered in India, with close to 10000 highly skilled staff, 6 delivery centres and operations in more than 30 locations around the world, we constantly find flexible ways of working tailored to our assignments and customer needs.

For additional information about L&T Technology Services, log on to www.LntTechservices.com

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“Legato” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com
or
L&T Technology Services
Pravin Sharma, +91 98190 11124
pravinchandra.sharma@ogilvy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	April 22, 2015